WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: (604) 781-4192
COQUITLAM, BC V3J 2L7	FACSIMILE: (604) 939-1292
CANADA
www.westernwindenergy.com

N E W S   R E L E A S E

March 8 , 2005

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 14,645,935

Western Wind Energy Executes a 120 MW
Power Purchase Agreement with Southern California Edison

Western Wind Energy (Symbol: WND.V ) is pleased to announce the execution of a formal power purchase agreement with the Southern California Edison Company (“Edison”) for the procurement by Edison, from the Company, of up to 120 megawatts of wind powered electrical generation. The agreement is for a period of 20 years.

Due to confidentiality provisions in the agreement, the price per kilowatt hour and capacity factor are to remain confidential however, for the purpose of public disclosure, the gross yearly revenues to the Company for this contract, including tax credits, will be between US $24.2 – $28.6 million per year and will have an aggregate value over 20 years, of between US $480 – $560 million.

The location of the wind energy facilities will be the famous Tehachapi Pass Wind Park. Tehachapi Pass is the site to over 4,600 wind turbine generators delivering over 1.4 trillion watt hours of energy from 670 megawatts of name-plate capacity. Jeff Ciachurski, President of Western Wind states “This is a major victory for the rate-payers of California. Not only does wind power provide environmental stewardship in the form of eliminating CO2 emissions and other harmful substances, it also provides long-term price stability and independence from foreign fuel sources. We congratulate Southern California Edison for their forward thinking and great visionary leadership in making California the leader in renewable energy.”

During the past year, Western Wind Energy has executed 155 megawatts of power purchase agreements for the procurement of wind energy electrical generation, from three separate utilities. The Company was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

ON BEHALF OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in doand Exchange Commission.